

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

June 23, 2017

Ms. Lei Wang
Quaterra Resources Inc.
1100 – 1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

    Re: Quaterra Resources Inc.
        Form 20-F for the Fiscal Year Ended December 31, 2016
        Filed April 3, 2017
        File No. 000-55139

Dear Ms. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and Mining